Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

Registration Nos. 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 14, 2023, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 86 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 87 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral comments received on March 16, 2023 from Mr. Michael A. Rosenberg of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows.

Summary Prospectus

1)

Comment: With respect to the Growth Stock Portfolio, please explain what is meant by the term “pecuniary” in the following sentence contained in the Principal Investment Strategies section of the Portfolio’s Risk/Return Summary: “The adviser integrates pecuniary environmental, social, and governance (ESG) factors into its investment research process.”

Response: Based on consideration of the Staff’s comment and upon consultation with the sub-adviser to the Portfolio, Registrant will modify the disclosure language addressing the consideration of ESG factors set forth in the Principal Investment Strategies section of the Portfolio Summary. The relevant disclosure language has been modified, in pertinent part, to read as follows (changes are redlined):

“The adviser integrates ~~pecuniary~~ environmental, social, and governance (ESG) factors into its investment research process for certain investments. While ESG matters vary widely, the adviser generally considers ESG factors such as climate change, resource depletion, labor standards, diversity, human rights issues, and governance structure and

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

practices. For certain types of investments, including, but not limited to, cash, currency positions, and particular types of derivatives, an ESG analysis may not be relevant or possible due to lack of data. Where ESG considerations are integrated into the investment research process, ~~T~~the adviser focuses on the ESG factors that it considers most likely to have a material impact on the performance of the holdings in the Portfolio. The adviser may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions for the Portfolio. ~~ESG factors that are considered include but are not limited to: exposure to energy transition, carbon footprint, climate action, product sustainability, employee safety, income inequality and diversity.~~

Registrant advises that the sub-adviser to the Growth Stock Portfolio is T. Rowe Price. T. Rowe Price also serves as sub-adviser to the Equity Income, Small Cap Value and Short-Term Bond Portfolios. Each of the Portfolios sub-advised by T. Rowe Price relies upon a common ESG factor integration approach and utilizes disclosure language similar to that employed for the Growth Stock Portfolio. Registrant has made conforming changes related to the description of the consideration of ESG factors set forth in the Principal Investment Strategies sections for each of the foregoing Portfolios.

2)

Comment: With respect to each Portfolio which incorporates environmental, social and governance (“ESG”) factors into its Principal Investment Strategies section, please include corresponding ESG risk disclosure as a separately identified Principal Risk. Alternatively, please explain why including Principal Risk disclosure related to the consideration of ESG factors would not be appropriate. Additionally, for those Portfolios referencing the consideration of ESG factors as part of the Portfolio’s Principal Investment Strategies, affirmatively state if the sub-adviser to the individual Portfolio will be relying on data supplied by third-party service providers in connection with its ESG-related review process. If a sub-adviser relies upon data provided by third-party providers, please identify those third-party providers.

Response: The Registrant has added the following Principal Risk factor for each Portfolio which references the consideration of ESG factors in its Principal Investment Strategies section:

“ESG Risk – Incorporating the consideration of ESG factors in the investment process may result in the exclusion of certain securities for non-investment reasons and therefore the Portfolio may forego some market opportunities available to funds that do not consider ESG factors. The evaluation of ESG factors may affect the Portfolio’s exposure to certain issuers or industries and may not work as intended. The Portfolio may underperform other funds that do not consider ESG factors or that use different ESG factors to evaluate a security. Information used to evaluate ESG factors may not be readily available, complete or accurate, and may vary across providers and issuers, as ESG factors are not uniformly defined or assessed. There is no guarantee that evaluating ESG considerations for individual securities will positively contribute to the Portfolio’s performance results.”

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

The Registrant notes that the adviser and certain sub-advisers may use and rely upon ESG-related information provided by third-party data providers. However, the Registrant respectfully declines to further revise or enhance the disclosures related to ESG matters set forth in the Risk/Return Summaries for those Portfolios of the Fund that incorporate the consideration of ESG factors in order to disclose the use of such third-party providers. The Registrant notes that the adviser and Portfolio sub-advisers may use and rely upon numerous third-party data and research providers as part of their security evaluation process. No disclosures are made with respect to such other third-party data/research providers and Registrant believes no such disclosure is required or necessary as part of the Principal Investment Strategies disclosure. In addition, Registrant believes that including disclosure related to the use of and reliance upon any third-party data/research providers related to ESG matters may place undue importance on the adviser’s or a sub-adviser’s consideration of ESG factors and/or the extent to which the third-party data/research is relied upon and employed in connection with the security evaluation process. Further, Registrant notes that the ESG Risk disclosure set forth above describes potential risks related to information utilized to evaluate ESG factors. Based upon the foregoing, Registrant believes the ESG-related disclosures, as modified as described herein, are appropriate and adequate.

3)

Comment: The Staff notes that, for each Portfolio that includes a reference to the purchase of American Depositary Receipts (“ADRs”) in the Principal Investment Strategies section, please indicate whether, in each case, the Portfolio may invest in unsponsored as well as sponsored ADRs, and whether the Portfolio’s transactions in such ADR securities are conducted through exchanges or over-the-counter (“OTC”) markets. Additionally, in the corresponding Principal Risk factor disclosure on ADR Risk, please address the risks of sponsored versus unsponsored ADRs, and transacting in such ADR securities through exchanges versus OTC markets.

Response: Registrant advises that references to the ability to invest in ADRs as a principal investment strategy appear in fourteen Portfolios, as follows: (1) Growth Stock Portfolio; (2) Focused Appreciation Portfolio; (3) Large Cap Core Stock Portfolio; (4) Large Cap Blend Portfolio; (5) Large Company Value Portfolio; (6) Equity Income Portfolio; (7) Mid Cap Growth Stock Portfolio; (8) Mid Cap Value Portfolio; (9) Small Cap Growth Stock Portfolio; (10) Small Cap Value Portfolio; (11) International Growth Portfolio; (12) Research International Core Portfolio; (13) International Equity Portfolio; and (14) Emerging Markets Equity Portfolio.

Registrant has modified the ADR Risk disclosure in the Principal Risks section of each Portfolio listed above to address additional risks that may be posed by the purchase of unsponsored ADRs and the transacting market in which Portfolio ADRs may be traded, as applicable. The ADR Risk disclosure for the identified Portfolios has been modified to provide as follows (changes are redlined):

“ADR Risk – ADRs are receipts representing ownership of shares of a foreign issuer held by a U.S. bank or similar financial institution that entitle the holder to dividends and capital gains on the underlying foreign shares. ADRs are alternatives to directly purchasing the

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

underlying foreign securities in their national markets and currencies. They are subject to many of the risks associated with direct investments in the foreign securities, such as currency risk, political and economic risk and market risk, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Investments in ADRs also subject a Portfolio to fees and the credit risk of the financial institution holding the ADRs. ADRs may be “sponsored,” meaning that they are implemented by a financial institution in collaboration with the issuing foreign company, or “unsponsored,” meaning that the financial institution created the instrument without the sponsorship or direct involvement of the foreign company. Differing registration requirements apply to each type of ADR. ADRs may transact on exchanges or on over-the-counter markets (“OTC”) . Conducting transactions in OTC markets may result in higher costs, a lack of pricing transparency and lower liquidity when compared with exchange-based transactions. Risks associated with different ADR types will vary, based upon differences in registration, reporting and disclosure requirements that apply to such ADRs and the characteristics of the market in which transactions for the particular ADR are conducted.”

Registrant has additionally modified the disclosure in the “More About Principal Investment Strategies and Risks” section of the Statutory Prospectus (changes are redlined):

“ADR Risk. ADRs and similar depositary receipts are subject to many of the same risks as direct investments in foreign securities, including the risk that material information about the issuer may not be disclosed in the United States and the risk that currency fluctuations may adversely affect the value of the ADR. See “Risks of Foreign Investing” below. The financial institution may charge fees for forwarding dividends and interest and for other services. The Portfolios are also exposed to the credit risk of the financial institution holding the ADRs. ADRs may be “sponsored,” meaning that they are implemented by a financial institution in collaboration with the issuing foreign company, or “unsponsored,” meaning that the financial institution created the instrument without the sponsorship or direct involvement of the foreign company. Differing registration requirements apply to each type of ADR. ADRs may transact on exchanges or on over-the-counter markets (“OTC”). Sponsored ADRs may be established on three program levels, which differ with respect to market listing exposure and applicable reporting requirements. For Level 2 and Level 3 sponsored ADRs, the issuing financial institution and foreign company jointly register the ADR with the Securities and Exchange Commission (“SEC”), after which the ADRs can be listed and traded on major U.S. stock exchanges. These ADR programs are subject to SEC registration requirements (including the requirement to file an annual report and comply with U.S. accounting standards) and exchange listing requirements. Level 1 sponsored ADRs and unsponsored ADRs are exempt from full SEC registration and reporting requirements, and can only trade on OTC markets. Conducting transactions in OTC markets may result in higher costs, a lack of pricing transparency and lower liquidity when compared with exchange-based transactions. Based on the foregoing, risks associated with different ADR types will vary, based upon differences in registration, reporting, listing and disclosure requirements that apply to such ADRs and the characteristics of the market in which transactions for the particular ADR are conducted.”

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

4)

Comment: The Staff notes that the Large Company Value Portfolio references the consideration of ESG factors as part of the Portfolio’s Principal Investment Strategies section. The Staff indicates that the ESG-related disclosure for the Portfolio is vague and may be confusing to shareholders. Please consider the ESG-related disclosure for this Portfolio and ensure that such disclosure explicitly describes the approach to the consideration of ESG factors as it relates to the Portfolio’s Principal Investment Strategies and identifies ESG factors that are or may be considered.

Response: Respondent notes that the ESG-related disclosure language cited by Staff appears in the Principal Investment Strategies section for both the Large Company Value and Mid Cap Value Portfolios. (These Portfolios are managed by Registrant’s sub-adviser, American Century Investment Management, Inc. (“ACI”).)

In response to the Staff’s Comment, and based upon consultation with ACI, Registrant has modified the current disclosure set forth in the Principal Investment Strategies section of the Portfolio summaries. The disclosures have been modified to read as follows, in pertinent part (changes are redlined):

Large Company Value Portfolio

Mid Cap Value Portfolio

“In addition to fundamental financial metrics, the adviser may also consider environmental, social and/or governance (ESG) data. However, the adviser may not consider ESG data with respect to every investment decision and, even when such data is considered, they may conclude that other attributes of an investment outweigh ESG considerations when making decisions for the Portfolio. Examples of ESG data considered include, but are not limited to, carbon emissions, waste and harmful substance management, product and employee safety, human capital management, and corporate governance structure and oversight.”

5)

Comment: With respect to the Equity Income Portfolio and any other Portfolio that references the use of REITs in its respective Principal Investment Strategies section, please include corresponding disclosure in the Principal Risks section of the Portfolio’s Risk/Return Summary addressing the risks posed by investing in REITs or otherwise explain why such risk disclosure would not be appropriate.

Response: Registrant advises that the REITs Risk disclosure in the Principal Risks sections for the Equity Income, Small Cap Growth Stock and Mid Cap Growth Stock Portfolios had been deleted based upon Registrant’s review of each of those Portfolio’s holdings as of December 31, 2022. Based upon consultation with the sub-advisers to the Equity Income, Small Cap Growth Stock and Mid Cap Growth Stock Portfolios, Registrant has restored the REITS Risk factor disclosure in the Principal Risks sections for the foregoing Portfolios. That risk factor disclosure provides as follows:

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

“REITs Risk – Investments in REITs are subject to the types of risks associated with investing in the real estate industry, including, among other risks: adverse developments affecting the real estate industry; declines in real property values; changes in interest rates; defaults by mortgagors or other borrowers and tenants; lack of availability of mortgage funds or financing; extended vacancies of properties, especially during economic downturns; casualty or condemnation losses; property taxes and operating losses; and governmental actions, such as changes to tax laws, zoning regulations or environmental regulations. REITs are dependent upon the quality of their management, may have limited financial resources and heavy cash flow dependency, may not be diversified geographically or by property type, and may be subject to self-liquidation.”

6)

Comment: With respect to the Principal Investment Strategies section of the International Growth Portfolio, please disclose the criteria that the Portfolio uses to determine that an issuer is located “outside the United States.”

Response: The Registrant has modified the Principal Investment Strategies section of the Portfolio’s Risk/Return Summary to provide, in relevant part, as follows (changes are redlined):

“Normally, the Portfolio will invest at least 80% of net assets (plus any borrowings for investment purposes) in the securities of issuers from countries outside the United States.

Countries located outside of the United States shall refer to:

•	securities of companies whose principal trading activities are outside the U.S.; or
•	securities denominated in non U.S. dollar currencies; or
•

securities of companies that: are organized under the laws of, or have principal offices in, a country other than the U.S., and derive 50% or more of their total revenue from either goods or services produced or sales made in markets outside the U.S.; or

•	American Depositary Receipts and American Depositary Shares”

7)

Comment: With respect to the Emerging Markets Equity Portfolio, please clarify the definition of emerging market countries contained in the following disclosure set forth in the Principal Investment Strategies section of the Portfolio’s Risk/Return Summary: “Emerging market countries include every nation in the world except the United States, the United Kingdom, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe.” The foregoing sentence should specify what countries are meant to be included in the reference to “most countries in Western Europe.” Registrant should disclose a list of the Western European countries that are not considered emerging market countries, or alternatively, affirmatively identify what countries are included in the definition of emerging market countries.

Response: The relevant disclosure in the Portfolio summary is revised to read as follows, in pertinent part (changes are redlined):

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

“ Emerging market countries include countries determined by the Portfolio’s adviser to have emerging market economies, taking into account a number of factors, such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Emerging market countries include ~~every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe~~, but are not limited to, all countries that comprise the MSCI Emerging Markets Index.”

8)

Comment: Staff notes that the Emerging Markets Equity Portfolio held securities in Mainland China in an amount that exceeded 30% of the value of Portfolio assets as of December 31, 2022. Based upon this level of investment, Staff notes that the Portfolio should affirmatively disclose that the Portfolio’s investments are concentrated in Mainland China and that the Portfolio’s investments in China are at a level in excess of 25% of the value of Portfolio assets.

Response: Registrant acknowledges that the Portfolio has a large percentage of the Portfolio’s assets invested in companies that are economically tied to Mainland China and, as a result, includes disclosure to this effect in the Principal Investment Strategies section and discloses “China Risk” as a Principal Risk. The Registrant knows of no requirement that a fund that invests more than 25% of its assets in a single country state that it “concentrates” (that is, invests at least 25% of its assets) in that country. In addition, although more than 25% of the Portfolio’s assets are currently invested companies economically tied to China, this amount may change over time and may drop below 25% in the coming year. For the foregoing reasons, and because the Registrant believes that its investment strategies and risks are adequately disclosed, the Registrant respectfully declines to make changes in connection with this comment.

9)

Comment: With respect to the Inflation Protection Portfolio, the Staff notes that the Registrant is obliged to conform to the requirements of the “names rule,” as set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended. Therefore, please provide explicit disclosure in the Principal Investment Strategies section that at least 80% of net assets will be invested in inflation-indexed or inflation-protected securities.

Response: The Registrant has reviewed and considered the Staff’s comment and continues to believe that the Portfolio is not subject to Rule 35d-1. Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The Portfolio’s name designates an investment strategy, as opposed to a type of investment. In particular, the term “Inflation Protection” suggests an investment strategy of managing the Portfolio to protect against inflation, which is done through investing in not only inflation-indexed securities but also in non-inflation-indexed securities, together with swap agreements designed to manage or reduce the risk of inflation for such non-inflation-indexed positions. The SEC and the SEC Staff have noted that Rule 35d-1 does not apply to fund

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

names that incorporate terms that connote investment strategies as opposed to investments.[1] Accordingly, the Registrant believes that the Portfolio is not subject to Rule 35d-1.

10)

Comment: The Staff indicates that the Asset Allocation and Balanced Portfolios reference the ability to invest in other registered investment companies as a principal investment strategy. The Staff notes that the line items and corresponding footnotes within the Fees and Expenses tables included in the Risk/Return Summary for each of the Portfolios should be updated, as appropriate, to address “Acquired Fund Fees and Expenses.” The Staff advises that this comment applies across all Portfolios, as applicable.

Response: Registrant confirms that, to the extent a Portfolio, including the Balanced and Asset Allocation Portfolios, has incurred Acquired Fund Fees and Expenses as a result of their purchase of one or more “Acquired Funds”, the respective Fee Table for the Portfolio will be updated to reflect such fees as part of Registrant’s filing under Rule 485(b).

11)

Comment: Staff notes that the Principal Investment Strategies section of the Balanced Portfolio indicates that the Portfolio allocates its assets utilizing certain strategic asset class target ranges. Please elaborate on the circumstances under which the Portfolio might deviate from the disclosed ranges.

Response: The Registrant confirms that the Principal Investment Strategies section of both the Asset Allocation and Balanced Portfolios contains a reference to certain strategic asset class target ranges. Registrant has modified the relevant disclosure related to these asset class target ranges to indicate when the Portfolio may deviate from these ranges. The modified disclosure for both Portfolios is set forth below, utilizing the Balanced Portfolio asset ranges for purposes of illustration (changes are redlined):

“The Portfolio is tactically and strategically managed to capitalize on changing financial markets and economic conditions following a flexible policy for allocating assets utilizing the following strategic asset class target ranges:

Equity Exposure	Fixed Income or Debt Exposure	Cash Equivalents

35 – 55%	40 – 60%	0 – 20%

These foregoing percentage target ranges are not intended to establish minimum and maximum limits. ~~and the adviser,~~ The adviser may deviate from the asset class target ranges in pursuit of total return and in response to changing market and economic conditions, and

[1]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1. See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

may invest a greater or lesser percentage in any strategic asset class component when the adviser deems it favorable to do so in order to achieve the Portfolio’s investment objective.”

12)

Comment: The Principal Investment Strategies sections of the Balanced and Asset Allocation Portfolios each provides that the Portfolio may purchase ultra-short bond ETFs as a cash equivalent investment in order to enhance short duration returns. Please consider whether this type of security is appropriately characterized as a cash equivalent investment. Please describe the risks of using ultra-short bond ETFs as a cash equivalent and add this risk description as a separately denominated Principal Risk in the Risk/Return Summary section of each Portfolio.

Response: The Registrant has considered the disclosures related to ultra-short bond ETFs, and has determined to modify the disclosure in the Balanced and Asset Allocation Portfolios’ respective Principal Investment Strategies sections related to this security, in relevant part, as follows (changes redlined):

“In order to enhance short duration returns, the ~~The~~ adviser may purchase ultra-short bond ETFs. ~~as a cash equivalent investment in order to enhance short duration returns~~. For purposes of the strategic asset class target ranges noted herein, the adviser includes these instruments in the Cash Equivalents asset class together with cash and cash equivalent instruments.”

The Registrant has additionally revised the relevant disclosure in each Portfolio’s Principal Risks sections related to Exchange Traded Funds Risk as follows (changes redlined):

“Exchange Traded Funds Risk – Investing in exchange traded funds (ETFs) may expose the Portfolio to greater risk of loss and price fluctuation than investing directly in a comparable portfolio of stocks comprising the index due to lack of liquidity, the additional expenses incurred as a shareholder in another investment company, and tracking error. ETFs are also subject to the risk that their market prices may trade at a premium or discount to their net asset value, which means the Portfolio will overpay for an ETF’s assets if it is trading at a premium and will get less than the value of the ETF’s assets when selling if it is trading at a discount. An active market for an ETF may not be developed or maintained. Trading of an ETF’s shares may be halted by the exchange, in which case the Portfolio would be unable to sell its ETF shares unless and until trading is resumed.

Investing in ultra-short bond ETFs may pose greater risk than investments in cash equivalents such as money market mutual funds, including risks associated with the credit quality, duration and interest rate sensitivity of the bond instruments held within such ETFs. Ultra-short bond ETFs may be more volatile and involve greater credit and interest rate risk than money market funds and other cash equivalents. In addition, the price of an ultra-short bond ETF may fluctuate, while the goal of a money market mutual fund is to maintain its NAV at a stable $1 per share. Ultra-short bond ETFs may lose money despite a stated investment objective of returning capital.”

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

13)

Comment: Staff notes that the Principal Investment Strategies sections for the Balanced and Asset Allocation Portfolios each provides that the Portfolio has the ability to invest in emerging markets as a principal investment strategy. Please include a separate Principal Risk addressing the risks of emerging markets investments in the Risk/Return Summary of each Portfolio.

Response: The Registrant has added the following risk factor disclosure to the Balanced and Asset Allocation Portfolios’ Principal Risks sections:

“Emerging Markets Risk – Investing in emerging market securities increases foreign investing risk, and may subject the Portfolio to more rapid and extreme changes in the value of its holdings compared with investments made in U.S. securities or in foreign, developed countries. Investments in emerging markets may be subject to political, economic, legal, market, and currency risks. Emerging market securities trade in smaller markets which may experience significant price and market volatility, fluctuations in currency values, interest rates and commodity prices, higher transaction costs, and the increased likelihood of the occurrence of trading difficulties, such as delays in executing, clearing and settling Portfolio transactions or in receiving payment of dividends. Special risks associated with investments in emerging market issuers may include a lack of publicly available information, a lack of uniform disclosure, accounting, financial reporting, and recordkeeping standards, and more limited investor protection provisions when compared with developed economies. Emerging market risks also may include unpredictable and changing political, economic and tax policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses, and the imposition of sanctions or restrictions in certain investments by other countries, such as the United States. Investments in Chinese securities may be more vulnerable to political and economic risks than investments in securities from other countries. Although economic reforms in China have recently liberalized trade policy and reduced government control, changes in these policies could adversely affect Chinese companies or investments in those companies and could substantially affect the value of China’s currency relative to the U.S. dollar. In addition, any public health threat or similar issue could have a significant impact on the Chinese economy, which in turn could adversely affect the Portfolio’s investments.”

Statutory Prospectus

14)

Comment: The Staff notes that Registrant has included a disclosure addressing the risks related to investing in the Consumer Discretionary sector as part of a section addressing Sector Focus Risk, as set forth in its Statutory Prospectus. Staff notes that, to the extent a Portfolio’s assets are concentrated in a particular sector, i.e., investments in such sector constitute an amount in excess of 25% of the value of the assets of a Portfolio, such sector concentration should be disclosed in the Portfolio’s Risk/Return Summary (as part of the Principal Investment Strategies and Principal Risk sections, as appropriate).

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

Response: The Registrant confirms supplementally that it is not a principal investment strategy or other investment policy for any of the Portfolios to invest in a particular sector or sectors. However, the Registrant has determined that the investment selection process employed by the sub-advisers of certain Portfolios could at times result in the Portfolio having more than 25% of its assets in a particular sector or sectors. A Portfolio may have more than 25% of its assets invested in a sector or sectors from time to time as a result of the sub-adviser’s determination of where investment opportunities exist. In addition, a Portfolio that structures its sector weights around the Portfolio’s primary benchmark index may have a high percentage of its assets in the sector or sectors that are heavily-weighted within the benchmark at any given time. Registrant has identified Portfolios where, as a result of one or more of the foregoing factors, there may be a focus on a specific sector or sectors.

Registrant has provided additional detailed information with respect to Sector Focus in the statutory prospectus, including disclosure addressing the risks associated with significant investment in the following sectors: information technology, financials, healthcare, industrials, communication services and consumer discretionary. These specific sectors represent sectors in which one or more Portfolios are significantly invested. The percentage of a Portfolio’s assets invested in any particular sector or sector may vary over time based upon benchmark index sector weightings or a sub-adviser’s current assessment of investment opportunities. In addition, the Registrant notes that information on sector allocation and holdings is disclosed in its annual and semi-annual reports to shareholders as of the end of the periods covered by those reports. Based upon the foregoing, Registrant has determined not to identify specific sectors subject to focused investment within the Risk/Return Summaries of the Portfolios.

Statement of Additional Information

15)

Comment: Please update the “Investment Restrictions” section of Registrant’s Statement of Additional Information (“SAI”) to remove references to asset segregation procedures and update the disclosures set forth therein as appropriate in light of the implementation of Rule 18f-4.

Response: The Registrant has revised the disclosure set forth in the “Investment Restrictions” section of its SAI to provide as follows (changes are redlined):

“6. Senior Securities. A Portfolio may not issue securities senior to the presently authorized shares of the Portfolio except to the extent permitted by the 1940 Act and the rules and regulations thereunder., ~~or pursuant to any exemptive relief that may be granted by the SEC.~~ (Note: This restriction shall not be deemed to prohibit a Portfolio from engaging in ~~the following activities provided~~ derivatives transactions in accordance with the Series Fund Rule 18f-4 derivatives risk management program, as discussed in the “Rule 18f-4 Program Concerning Derivatives Usage” section of this SAI, below).~~liquid assets are earmarked (or margin, collateral or escrow arrangements are established to cover the related obligations as discussed in the “Derivative Instruments – Asset Coverage,~~

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

~~Segregation and Earmarking Related to Derivatives Obligations” section of this SAI, below) (a) making any permitted borrowings, loans, mortgages or pledges; (b) entering into options, futures contracts, forward contracts, repurchase transactions or reverse repurchase transactions, (c) engaging in when issued and delayed delivery transactions, or (d) making short sales of securities to the extent permitted by the 1940 Act and the rules and regulations thereunder, or pursuant to any exemptive relief that may be granted by the SEC.)~~”

The Registrant has also revised the following additional disclosure (set forth in the last paragraph of the “Investment Restrictions” section of the SAI) as follows (changes are redlined):

“With respect to Fundamental Restriction numbers 6 and 7, section 18(f) of the 1940 Act provides that it shall be unlawful for any registered open-end fund to issue any class of senior security or to sell any senior security, except that the fund may borrow from a bank if the fund maintains at least 300% asset coverage over all such bank borrowings. Notwithstanding the requirements of section 18(f), pursuant to SEC Rule 18f-4 the Fund may enter into reverse repurchase agreements or similar financing transactions if: (i) the Fund complies with the asset coverage requirements of section 18 and combines the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio; or (ii) the Fund treats all reverse repurchase agreements or similar financing transactions as derivatives transactions. Pursuant to its Rule 18f-4 derivatives risk management program, the Fund has elected to treat all reverse repurchase agreements or similar financing transactions as derivative transactions. ~~The SEC and its staff have taken the position that reverse repurchase agreements, firm commitment agreements, standby commitment agreements, short sales, written options, forwards, futures, and certain other derivatives transactions may involve the issuance of a senior security subject to prohibitions and asset coverage requirements of section 18(f)(1). The SEC and its staff have indicated, however, that they will not object to a fund engaging in such transactions without complying with the asset coverage and other requirements of section 18(f)(1), provided that the fund segregates assets, or otherwise “covers” its obligations under the instruments, consistent with SEC and staff guidance~~.”

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ David B. Kennedy

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

David B. Kennedy

Assistant General Counsel

Northwestern Mutual